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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               CVB Financial Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   126600 10 5
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126600 10 5                                         Page 2 of 5 Pages


                                  SCHEDULE 13G


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                           Charles M. Magistro
                           ###-##-####

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF           (a) /_/
                  A GROUP                                            (b) /_/

                  NOT A MEMBER OF A GROUP

3                 SEC USE ONLY

4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States

                           5        SOLE VOTING POWER
NUMBER OF                           109,421
SHARES
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            451,519
EACH
REPORTING                  7        SOLE DISPOSITIVE POWER
PERSON                              109,421
WITH
                           8        SHARED DISPOSITIVE POWER
                                    451,519

9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           594,215<F1>

                  <F1>     Includes 33,275 shares which Mr. Magistro has a
                           right to acquire beneficial ownership of within 60 days of December 31, 1995.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.3%

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 5 Pages


12       TYPE OF REPORTING PERSON*

                           IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.

                           (a)      Name of Issuer:

                                            CVB Financial Corp.

                           (b)      Address of Issuer's Principal
                                    Executive Offices:

                                            701 N. Haven Ave., Suite 350
                                            Ontario, CA 91764

ITEM 2(A)                  NAME OF PERSON FILING:

                                            Charles M. Magistro

ITEM 2(B)                  ADDRESS OF PRINCIPAL BUSINESS
                           OFFICE OR, IF NONE, RESIDENCE:

                                            135 Camellia Court
                                            Upland, CA 91786

ITEM 2(C)                  CITIZENSHIP:

                                            U.S.A.

ITEM 2(D)                  TITLE OF CLASS OF SECURITIES:

                                            Common Stock

ITEM 2(E)                  CUSIP NUMBER:

                                            126600 10 5

ITEM 3.                    IF STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                           OR 13d-2(b):

                                            Not applicable.

                                                              Page 4 of 5 Pages

ITEM 4.                    OWNERSHIP:

                           (a)      Amount beneficially owned:       594,215<F1>
                                    Percent of class:                       7.3%

                           (b)      Number of shares as to which
                                    such person has:

                                    (i)     Sole power to vote or
                                            to direct the vote           109,421

                                    (ii)    Shared power to vote or
                                            to direct the vote           451,519

                                    (iii) Sole power to dispose of
                                             or direct the disposition
                                             of                          109,421

                                    (iv)    Shared power to dispose
                                            of or direct disposition
                                            of                           451,519

                  <F1>     Includes 33,275 shares which Mr. Magistro has a
                           right to acquire beneficial ownership of within 60 days of December 31, 1995.



ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:

                                    Not applicable.

ITEM 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                           ANOTHER PERSON:

                                    Not applicable.

ITEM 7. IDENTIFICATION OF CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDINGS COMPANY:

                                    Not applicable.

ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                           THE GROUP:

                                    Not applicable.

                                                              Page 5 of 5 Pages


ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP:

                                    Not applicable.

ITEM 10.                   CERTIFICATION:

                                    Not applicable.

                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             March 20, 1996
                                             DATE



                                             By:      Charles M. Magistro
                                                      Charles M. Magistro
                                                      Director